Exhibit 99.1

Le Gaga Holdings Limited Special Committee Selects Advisors

HONG KONG, June 18, 2013 – Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or the “Company”), a leading greenhouse vegetable producer in China, today announced that the special committee of the Company’s board of directors (the “Special Committee”) has appointed Duff & Phelps, LLC as its independent financial advisor and Akin Gump Strauss Hauer & Feld LLP as its U.S. legal counsel.

As previously announced, the Company’s board of directors formed the Special Committee to review and evaluate the May 21, 2013 non-binding proposal from Ms. Na Lai Chiu, the chairman of the Company’s board of directors, Mr. Shing Yung Ma, a director and chief executive officer of the Company, and Sequoia Capital China (together with Ms. Na Lai Chiu and Mr. Shing Yung Ma, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Consortium in a “going private” transaction at a proposed price of US$4.01 in cash per American Depositary Share of the Company (“ADS,” each ADS representing 50 ordinary shares of the Company) or US$0.0802 in cash per ordinary share of the Company, as the case may be, subject to certain conditions (the “Proposal”).

The Company cautions its shareholders and others considering trading in its securities that the Special Committee is continuing its evaluation of the Proposal, as well as the Company’s other strategic alternatives, and no decisions have been made by the Special Committee with respect to its response to the Proposal. There can be no assurance that any definitive offer will be made by the Consortium, that any agreement will be executed, or that the Proposal or any other transaction will be approved or consummated. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other strategic alternatives and does not currently intend to announce developments unless and until an agreement has been reached.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers. The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact or guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contact Information

For further information, please contact:

PR China Jane Liu Tel: (852) 2522 1838 Email: jliu@prchina.com.hk	Henry Chik Tel: (852) 2522 1368 Email: hchik@prchina.com.hk